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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 15)*
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                             -----------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                  Milton Cooper
                           Kimco Realty Services, Inc.
                             333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                  June 26, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.   Name of Reporting Person

                    Kimco Realty Corporation

2.   Check The Appropriate Box If A Member of Group [ ]

3.   SEC Use Only

4.   Source of Funds

                    AF
5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

                    Maryland

                    7.       Sole Voting Power
                                   0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                           1,402,254
Reporting Person
With                9.       Sole Dispositive Power
                                   0

                    10.      Shared Dispositive Power
                                   1,402,254

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                    1,402,254

12.  Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares  [X]
           (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.        Percent Of Class Represented By Amount In Row (11)

                    58.2%

14. Type of Reporting Person

                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.   Name of Reporting Person

                    Kimco Realty Services, Inc.

2.   Check The Appropriate Box If A Member of Group [ ]

3.   SEC Use Only

4.   Source of Funds

                    WC
5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.         Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power
                                   0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                           1,402,254
Reporting Person
With                9.       Sole Dispositive Power
                                   0

                    10.      Shared Dispositive Power
                                   1,402,254

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                    1,402,254

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.  Percent Of Class Represented By Amount In Row (11)

                    58.2%

14. Type of Reporting Person

                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.   Name of Reporting Person

                    KC Holdings, Inc.

2.   Check The Appropriate Box If A Member of Group [ ]

3.   SEC Use Only

4.   Source of Funds

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power
                                   86,094
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                           0
Reporting Person
With                9.       Sole Dispositive Power
                                   86,094

                    10.      Shared Dispositive Power
                                   0

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                    86,094

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by Kimco Realty Services, Inc. and Milton Cooper)

13.  Percent Of Class Represented By Amount In Row (11)

                    3.6%

14.  Type of Reporting Person

                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.   Name of Reporting Person

                    Milton Cooper

2.   Check The Appropriate Box If A Member of Group [ ]

3.   SEC Use Only

4.   Source of Funds

                    OO
5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

                    U.S.A.

                    7. Sole Voting Power
                                   157,809
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                           0
Reporting Person
With                9.       Sole Dispositive Power
                                   157,809

                    10.      Shared Dispositive Power
                                   0

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                    157,809

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by Kimco Realty Services, Inc. and KC Holdings, Inc.)

13.  Percent Of Class Represented By Amount In Row (11)

                    6.6%

14.  Type of Reporting Person

                    IN

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         This Amendment No. 15 amends and supplements the Schedule 13D filed on
January 21, 1986, as previously amended by Amendments No. 1 through 14 thereto (as amended, the "Schedule 13D"), filed by Milton Cooper, KC Holdings, Inc., Kimco Realty Services, Inc. and Kimco Realty Corporation as follows (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------
         On June 23, 2006, Services purchased 13,500 Shares in the open market at a price of $38.00 per share. The funds to purchase the Shares were obtained from Services' working capital.

         On June 26, 2006, Services purchased 10,300 Shares in the open market at a price of $38.00 per share. The funds to purchase the Shares were obtained from Services' working capital.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

         (a)-(b) Services beneficially owns 1,402,254 Shares, or approximately 58.2% of the outstanding Shares. Kimco, by virtue of its ownership of all of the outstanding voting common stock of Services, may be deemed to be the beneficial owner of all Shares reported as beneficially owned by Services.

         KC Holdings beneficially owns 86,094 Shares, or approximately 3.6% of the outstanding Shares.

         Mr. Cooper beneficially owns 157,809 Shares, or approximately 6.6%, of the outstanding Shares. Such number of Shares does not include 862 Shares held by a trust for which Mr. Cooper serves as a trustee or 86,094 Shares held by KC Holdings, as to each of which Mr. Cooper disclaims beneficial ownership. Although Mr. Cooper is a Director and the President of KC Holdings and owns approximately 8.0% of the capital stock of KC Holdings, he disclaims beneficial ownership of the 86,094 Shares held by KC Holdings. Although Mr. Cooper is a Director and the Chief Executive Officer of Kimco and is a Director and the President of Services, he disclaims beneficial ownership of the 1,402,254 Shares held by Services.

         The percentages stated in this section are based on 2,408,024 Shares reported by the Companies to be outstanding as of June 13, 2006.

         Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Kimco, as the owner of all of the outstanding voting common stock of Services, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services.

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         Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

         (c) Except for the purchases discussed above, no transactions in Shares have been effected by or for the account of any of the Reporting Persons during the past sixty days.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         Kimco Realty Corporation


                                         By:  /s/ Milton Cooper
                                              -----------------
                                         Name:  Milton Cooper
                                         Title: Chief Executive Officer


                                         Kimco Realty Services, Inc.


                                         By:  /s/ Milton Cooper
                                              -----------------
                                         Name:  Milton Cooper
                                         Title: President


                                         KC Holdings, Inc.


                                         By:  /s/ Milton Cooper
                                              -----------------
                                         Name:  Milton Cooper
                                         Title: President




                                         /s/ Milton Cooper
                                         -----------------
                                         Milton Cooper
Dated:  June 27, 2006